Exhibit 99.1

Cable and Wireless plc (“the Company”) advises that on 30 June 2004 the undermentioned Director was granted the following share options under the C&W Employee Savings Related Share Option Scheme:

Director	Number of options	Exercise Price	Exercisable
Charles Herlinger	9,186	102.6 pence	01.09.2007 – 29.02.2008

The Company and the Directors were advised of this information on 1 July 2004.